                               Filed by Diamond Technology Partners Incorporated
                                   Pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                         under the Securities Exchange Act of 1934 in respect of
                                        Diamond Technology Partners Incorporated
                                                   Commission File No. 000-22125




In connection with the proposed transaction, Diamond will file with the Securities and Exchange Commission a Registration Statement on Form S-4. The registration statement will include a proxy statement of Diamond for a meeting of its shareholders to consider and vote upon the issuance of Diamond shares in the transaction and various related matters. The registration statement will also serve as a prospectus of Diamond with respect to the shares of Diamond to be distributed to shareholders of Cluster Telecom B.V. in the proposed transaction. Diamond expects to mail the proxy statement/prospectus for the transaction to the shareholders of both companies. Investors and security holders are advised to carefully read the proxy statement/prospectus, when it becomes available, because it will contain important information about Diamond, Cluster, the transaction and related matters. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Diamond by directing such requests to Diamond Technology Partners Incorporated, John Hancock Center 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, attention: General Counsel (312-255-5000).

In addition to the registration statement and the proxy statement/prospectus, Diamond files annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Diamond at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Diamond's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Diamond, Cluster, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of Diamond with respect to the transactions contemplated by the purchase agreement. A description of any interests that Diamond's directors and executive officers have in proposed transaction will be available in the proxy statement/prospectus.

                                      ###

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

On September 11, 2000, Diamond and Cluster held a conference call with analysts, investors and members of the public to discuss the Diamond Cluster business combination. The following is the transcript of the conference call. An audio replay of the conference call is available through the end of the day on September 18, 2000 by calling 888-843-8996 (domestic) or 630-652-3044
(international) and entering the passcode 2820235.

                                      ###

Diamond Technology Partners. September 11, 2000, 7:30 AM CST. Order #2820235. Host is Mel Bergstein.

Operator: Good morning ladies and gentlemen and welcome the Diamond Technology Partners conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. I would now like to turn the call over to Ms. Julia Potter, Director of Investor Relations. Ms. Potter, you may begin.

Julia:    Thank you.  Good morning and thank you all for joining us.  Before we get started, I would like to remind you that any statement in today's call that are not historical are considered forward-looking and speak only as of today's date. Our actual results may differ materially and you should be familiar with the risks and uncertainties associated with our business, which are highlighted in our filings with the SCC including Form 10Q for the quarter ended June 30, 2000. Diamond also plans to file Form S4 registration statement with the Securities and Exchange Commission related to the (inaudible) transaction. The registration statement will include a proxy statement of Diamond for a meeting of its shareholders to consider and vote upon issuance of Diamond shares in the transaction in various related matters. Investors and security holders are advised to read the registration statement and the proxy statement when they become available because they will contain important information. With that said, I'd also like to remind everyone this call is being broadcast over the Internet and you can listen to the call and view accompanying slides by going to our Web site at www.diametch.com. Now I want to turn the floor over to Mel and his colleagues

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

to tell you more about the merger we announced this morning and then we'll open the call to questions.

Mel:    Thanks, Julia.  Good morning everyone.  This is Mel Bergstein and I'm delighted to be talking to you this morning about what I believe is perhaps the most exciting thing that Diamond has done since it was founded six and half years ago. Today we announced a merger with a Pan-European Digital Strategy consulting firm specializing in broadband wireless and Internet business strategies called Cluster Consulting. This deal is Pan-European, it is broadband wireless and it is cash accretive. Moreover, the values and the vision are great and very compatible. I'm here this morning with several of my colleagues; Javier Rubio, CEO of Cluster Consulting; Adam Gutstein, our President; Mike Mikolajczyk, our Vice Chairman; and Karl Bupp, our CFO to tell you more about this deal and our prospects for the future. This merger is a move that we believe will catapult the combined company into a global leadership position. This is about our joint vision to be a global leader and it is in keeping with Diamond's stated acquisition criteria, although this is a merger. And this deal is strategic; it's a strategic fit. An extraordinary cultural fit. It is cash accretive, and we have structured the deal to keep in the key players as well as the staff and it gives us significant global presence. We think that being global is critical to future success because our clients, the global 2000 are moving towards transforming their entire companies driven by digital technology and they want partners who are global and have scale. We expect the combined company, which will be called DiamondCluster International, will be the firms' premiere digital strategy

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

and solutions delivery firm. For Diamond, this combination give us an immediate European and Latin American footprint that accelerates our business plan by at least two years. This merger gives us deep, broadband, wireless and mobility strategy skills to leverage the emerging broadband wireless consulting industry. This is the only European company that we know that has this step to broadband wireless expertise. For Cluster, the combination accelerates their entry into North America as well as accelerating the move across industries from a very, very strong base in telecom.

This morning I want to talk about four things. We'll tell you about who Cluster is and help you understand how the combined firm will work and Javier will talk about some of the work we have already done together. Secondly, we will give you the transaction details. Third, Adam will outline for you what we are doing around integration and fourth, Carl will take you through the financial impact and what it means to our shareholders. And then we'll open it to questions.

Diamond was founded to help companies figure out how to leverage disruptive technologies to their competitive advantage. That disrupter as of late has been the Internet; primarily the traditional Internet. This will be around for a long time. But the new emerging disrupter is broadband wireless and mobility. Together this will create exponentially more opportunity and sets the stage for moving from killer apps to killer platforms that are about transforming core businesses. As Javier says, everything that can be digital, will be digital, and everything that can

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

be mobile will be mobile. This environment is what led us to the announcement we made today. The merger of Diamond and Cluster creates a firm position on a global basis to be a leader in the world of the new killer platform--Broadband wireless technology and mobile commerce. So now let me tell you about Cluster Consulting and how DiamondCluster will compete moving forward. Cluster is a leading Pan-European and Latin American digital strategy firm specializing in broadband wireless and Internet. Cluster consultants have been working in the executive suite helping CEO's map out their broadband wireless strategies since the firm was founded seven years ago. As of today, they have 370 consultants in nine offices worldwide. Cluster is operating at $100 million revenue run rate. Remarkably, their operating metrics - and this is remarkable - including margins, revenue per professional and growth rate are essentially the same as Diamond's. Let me tell you, we look at a lot of companies in Europe and this is the only firm we found with this kind of quality in depth in strategy and broadband wireless technology. The merger gives DiamondCluster an immediate North American, European, and Latin American footprint with offices in Chicago, Boston, San Francisco, New York, London, Paris, Dusseldorf, Munich, Barcelona, Madrid, Lisbon, and Sao Paulo. The two offices that the combined firm have in London will be consolidated into one office. Cluster brings a proven approach for moving into new countries. First, you get the people and the work and then you invest in infrastructure. Cluster has perfected this process and that will benefit the new company as we move into other countries. We are currently planning to open offices in Stockholm, Milan and Istanbul. And not only are the geographies

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

highly complimentary, but the skills of our people fit together extremely well. Both organizations are about leveraging disruptive technologies. Both organizations have deep, digital strategy technology and value management skills. The only real difference is that Cluster's technology skills are about mobility and broadband wireless, Internet and Diamond skills have been around the traditional Internet. These skill sets and experiences are highly complimentary. Diamond also has very successful solutions...has a very successful solutions delivery capability as you know called Diamond Marketspace Solutions, or what we call DMS, that has been the principal reason why our growth has been accelerating in the last several quarters. DMS was launched in June of 1999. The opportunity here is pretty clear to build out a DMS capability in Europe and Latin America. What this means for our clients is the ability to offer international perspective and depth in a pervasive, emerging technology. Now I want to turn it over to Javier to talk about a client where we have already worked together. Javier?

Javier:    Thank you Mel.  Good morning.  Let me start by saying how excited we are at Cluster about this merger with Diamond Technology Partners. The resulting firm, DiamondCluster develops our vision in the best way we could have ever thought. During the last two months and as part of the process of getting to know each other inside out, we have put together some teams to work in various client engagements and marketing initiatives. The results fully validated our initial assessment of great cultural fit and extremely similar approach to client work. As an example of these efforts, we were able to get a major assignment

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

for Endessa, the largest utility in Spain for whom we will be assisting in the launch of a B to C portal for home related services. The outstanding referrals from Diamond in this field and the specific know-how imported from Diamond in developing the digital strategy with the support of the best technology solution was instrumental in getting this project. With Diamond's client portfolio, we believe the mobility factor and the implications of the wireless broadband evolution will trigger an enormous amount of high level work and the opportunity for developing leading edge strategies of great value for our clients. From financial services firms to automakers, they will all benefit from the disruption of this new killer platform. At the same time, Cluster will be able to move relationships with the existing clients much further by covering new verticals such as financial services and consumer goods much more rapidly. The European 3G Telecom operators, our traditional clients, will go much beyond selling air time. They will provide all kinds of service to their clients: securities trading, payments, security systems, traffic information, monitoring of home devices, and many more. With Diamond, the real potential value we create for existing clients is being augmented in a very, very, material way. Combine the additional work in existing clients with the enormous potential to enter new industries, the prospects are outstanding. And we are all very thrilled about this and looking forward on embracing them. Mel?

Mel:    Thanks, Javier.  You have seen through the example Javier gave, that our new company creates a powerful, competitive position where we think we eclipse essentially every player in the sector including the traditional, strategic

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

consultants. What our buyers value is a partner that has deep strategy and technology skills, along with overall value management skills in broadband wireless expertise is quickly going to become a major consideration. They want someone who is familiar with their industry and a provider with scale and international scope that can work in the executive suite. We believe no other company has the strength in international and broadband wireless like
DiamondCluster.  What we're getting here is really a....could be called a super vertical, which is broadband wireless that will expand across all industries in the form of mobility and m-commerce. In combination with the Internet, this will be the new killer platform we believe. It will happen in Europe first, but it will happen worldwide and we believe this is very powerful. Broadband wireless and mobility must become a new cornerstone in our intellectual capital. As you know, renewable and scalable intellectual capital is the key to long-term sustainability for a consulting firm. Cluster augments Diamond strong intellectual capital with European perspective in broadband wireless content and Diamond is experienced at packaging and disseminating both internally and to the outside marketplace. The management team in place to lead this charge includes people with deep experience in the industry and the various geographies in which we are doing business. Importantly, many of us have experience in running large, international businesses. And this team is supported by a group of over 100 partners. There is, in my view, no officer corps of this size and quality among the public companies in this sector. We believe also that pound for pound this group is as strong as any officer corps, public or private. And that's

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

where the real value is. This experience translates to the Cluster organization as well. Javier is supported in Europe by a number of exceptional people with strong experience in the industry and to give you a feel of the other people at Cluster, their partners' average age is mid-thirties and they are educated at the top business schools. Their professional backgrounds include strategy people from BCG, Bain, Monitor, McKinsey and fast-moving consumer goods marketing people from American Express, Nestle, Proctor & Gamble, L'Oreal and Pepsi. For those of you who know us, you can see that these backgrounds are the same qualities of Diamond people. This parallelism is also reflected in the cultures of the two organizations. In my 30 years in the business, I have never seen two organizations more compatible. Importantly, Cluster has a campus-based recruiting model, which as you know we believe is absolutely critical to the long-term success of a professional services firm. Like Diamond, these people are swans. That is, they are smart, they work hard, they're ambitious and they're nice. Now let me tell you about the deal. Friday's closing price, this is approximately a $930 million deal. $930 million. It is cash accretive, and it creates the premiere global, digital strategy and solutions delivery firm. Some other highlights of the transaction include the expansion of the board by three seats. Javier Rubio, CEO of Cluster will join the board as well as two additional, mutually agreed upon independent executives who we would expect to be European or Latin American. Finally, we are expecting the deal to close in the fourth calendar quarter. The deal consideration consists of $44 million in cash, $6.3 million class B shares, and $7.6 million in options, the majority of which

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

vests over four to five years. Of the $7.6 million options, $4.2 million go to the partner group of Cluster and vest over five years. $1.5 million options go to the staff and vest over four years. $1.9 million of rollover options and vest over four years. You'll notice that only 5% of the deal value is in cash. This is extremely important to us because it aligns our interest with each other and with the shareholders. Partners and all employees on both sides have significant performance-based compensation incentives. The Cluster team is in this deal we're convinced for the long haul. Now we want to talk about the integration. We have taken Adam Gutstein, one of our more senior executives and put him in charge of the integration. He will be working closely with Feran Sorriano, Cluster's Vice President of Corporate Development to ensure a smooth and rapid integration. Let me turn it over to Adam to talk about the integration process. Adam?

Adam:    Thanks, Mel.  Those of you that know us know that we are very thoughtful and practical about our business decisions. We approach this deal with the same level of care and precision. When we started this process, we assembled a team of 25 partners and a dozen finance, HR and infrastructure people to focus on the due diligence process. We went to Cluster's European offices and did a thorough due diligence. We met with their people, we saw their projects, we talked to their clients, we examined their pipeline, we reviewed their infrastructure. In addition, we visited their offices and met with their partners and they came to the U.S. to spend time with us. Cluster people visited our office and looked carefully at our pipeline and our client work as well. They also

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

considered our intellectual capital and importantly, they met our people. Of course, Diamond being a public company, the Cluster team was well prepared from public documents. That said, we recognize that there is risk. First, people issues. This is the crux of the matter. As we just discussed, we purposely structured this deal to be stock and option based with long-term vesting to address the retention issues. And the new global organization provides attractive career potential for our current people as well as for new recruits. Second is clients. In terms of services, our capabilities are highly complimentary. As Javier described, we have already successfully sold and delivered work together and we have a number of marketing and intellectual capital-based initiatives underway. We feel great about the early strides and even better about the potential. Third, infrastructure redundancy. As Mel said earlier, there is very little geographic overlap. One city, London, has two offices. These will be immediately consolidated. As far as the technology and management systems, the platforms are compatible. Cluster people are already on our Intranets and e-mail systems. We are already migrating core processes around pipeline management, recruiting, human resources, and knowledge management to a common platform. Because they're already quite compatible, we have a head start in the area. Finally, the integration of the company is a major focus for us. I will be working very closely with the Ferran Soriano, a senior Cluster executive to oversee the integration. Ferran and I have put seven teams in place to address people, clients, intellectual capital, knowledge management, solutions delivery, positioning and branding, infrastructure, as well as overall risk mitigation. Our

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

goal is to enable the two firms working together as a single firm as quickly and efficiently as possible, as well as to discover and exploit additional leverage points. While the integration is extremely important and will have Ferran's and my principle attention, we are not taking our eye off the business. DiamondCluster will continue to excel at what we need to do today - creating and delivering leading edge digital strategy solutions for our clients and delivering industry leading results for our shareholders. The integration areas we will focus on immediately include client sales and delivery, where we are already working together at a number of clients and intend to accelerate this effort. People - we are already holding partner and all hands face to face meetings to nurture the sharing of ideas and instill a one firm culture. We will also establish global industry verticals and competencies. Marketspace solutions
- we will begin building out our European and Latin American solutions delivery capability. Branding - we are launching a new brand: DiamondCluster International to convey the new global capabilities of our combined firm. Intellectual capital and knowledge management - the combined company will have leading edge knowledge management capabilities to foster the sharing of intellectual capital worldwide. We have a lot of work to do and we're ready for it. We have the teams in place to do what needs to get done in order to realize the full value of this transaction and create a powerful future. Now let me turn it over to Karl to take you through the financial model. Karl?

Karl:    Thanks, Adam.  We've discussed the strategic rationale for the proposed merger, the transaction details and the integration effort.  Now I would

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

like to take you through the financials. This transaction provides immediate value to our shareholders. It will accelerate revenue growth, will enhance cash flows, and will be immediately cash EPS accretive. First, let's look at the pro forma revenue. For the 1999 calendar year, pro forma revenue for the combined entity was $156 million. For the first half of calendar year 2000, pro forma combined revenue was $130. But what is really important to understand about the combination is that Cluster's operating metrics are essentially the same as Diamond's, illustrating the strategic nature of their work, the value they provide for their clients, and their ability to run an efficient business. Of all the companies we met, Cluster is the only one that came close to our operating metrics. The secular revenue growth target for the combined company is 50%. We're expecting operating margins before amortization to be in the 18-20% range after tax and margin before amortization in the 12-14% range, and our goal for revenue per professional is over $400,000. In the short term, combined voluntary and involuntary turnover, may increase slightly above our historical 15%. But for the long term, we expect it to return to our traditional levels of 12-15%. As for DSO's we think we will operate in the 35-45 day range on a combined basis until we can prove to ourselves that the model we use in the U.S. is transportable to Europe and Latin America. Although 35-45 is higher than our target 30 days, this is still significantly better than the average for public professional services firm. We expect Cluster to contribute revenue of approximately $30 million in the fourth fiscal quarter of FY 2001 assuming a late December close. Combined revenue for fiscal 2001 is expected to be $280

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

million. This represents about 106% growth rate over fiscal 2000. Going forward, we anticipate a 98% top line growth rate in fiscal 2002, bringing the revenue number to $555 million. On a pro forma basis, the growth rate from fiscal 2001 to fiscal 2002 will be above 55%.

On a cash EPS standpoint, cash EPS defined as excluding good will amortization and non-cash charges, we would expect to deliver a $1.15 in fiscal year 2001 and $1.61 per share in fiscal year 2002. We expect practice headcount for the combined entity to grow to over 1000 people by the end of December 2000 and to over 1100 by the end of our fiscal year. We expect head count next year to grow about 45%. So in summary, we believe these metrics make this a very attractive deal for Diamond and Diamond shareholders. Now I'll turn it back over to Mel to wrap up.

Mel:    Thanks Karl.  I just want to wrap it up by saying this merger extends our opportunity to serve clients, to attract and retain the best people and build industry-setting intellectual capital. This is what Diamond has always been about and we're fortunate to have found a partner with the same values and vision. So to summarize, we believe the formation of DiamondCluster will benefit our clients because we'll be able to help them innovate on a worldwide basis and we'll bring the latest, most impactful technologies to their business. We believe that DiamondCluster's value proposition, footprint, and skill base will make us unique in clients and perspective client's eyes. Second, for our employees, DiamondCluster will provide the best opportunity for growth and challenge. We'll have the best clients and the most interesting work. And last, for investors, the

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

formation of Diamond Cluster will be cash, EPS accretive, and will provide a very strong platform for growth and profitability into the future. We are all very enthusiastic about this combination. We're anxious to work together to create the premier digital strategy and solutions delivery firm in the market. With that I'd like to open the call to questions.

Operator: Thank you. We will now begin the question and answer session. If you have a question, you will need to press the "1" on your touchtone phone. You will hear an announcement that you've been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the "#" sign. Your questions will be queued in the order that they are received. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again, if there are any questions, please press the "1" on your touchtone phone. We have Randy Mehl from Robert W Baird on line with a question. Please state your question.

Randy: Hi. Randy Mehl from Baird. Congratulations you guys on what seems to be a great find. Had Cluster in its 7 year history, done any acquisitions, or has their growth been internal?

Javier:    This is Javier.  Although our growth has been organic, we never have made a single acquisition. All of the people we have on board come either from campuses or from other firms.

Randy:  Ok, great.  And then Mel, you talked about the ownership structure a little bit in terms of the deal....I'm wondering I guess if you could elaborate or expand in the ownership structure at Cluster.

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

Mel:    Well, I'm not sure Randy....first of all thanks for what you said.  In terms of the ownership structure, you know, Cluster will own about 30% of Diamond on a go-forward basis. Inside Cluster, the ownership is spread throughout the company. There are no outside owners.

Mel:  That's correct.  They've got 26 partners that own roughly 90% of the firm.
Randy: Great. That's what I was looking for. And Karl, it sounds like you will be reporting on a full cash EPS basis from here on out.

Karl:    Yes.  The size of this transaction makes GAAP EPS reporting, in the near term at least, not the relevant thing to focus on. Our intent is to amortize this transaction over a five year period. So we will be reporting on a cash EPS basis.

Randy:  Great.  Thank you very much.

Operator: We have Greg Gould from Goldman Sachs on line with a question. Please state your question.

Greg:    Thanks.  Two questions.  One - it looks like the percentage of revenue derived outside the U.S. now will be closer to 35-40%.  Is that correct?

Karl:  Yes.  It will be about a little north of 30%.

Greg:    Great.  And I know you guys have already commented on the tone of business a couple of weeks ago given issues elsewhere. Is there any more color you can provide in terms of visibility and the pipeline of demand within the core business?

Mel: Thanks, Greg. Well you know we put out the press release last Friday to make sure that people understood that we feel pretty confident. As we look at

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

this quarter, we feel very good about this quarter.  And as we look at next quarter, it is interesting to us ....we are actually ahead of our metrics.  As you know, because you follow the company closely, you know that we are all over our pipeline all the time and we've got a lot of metrics to help us project forward and we're always looking for metrics that are out of line one way or the other. Our metrics are indicating to us that we are actually ahead of
plan....Let me say it a different way.  That we're ahead of where we would normally be going into the next quarter. So we feel very good, very strong about next quarter. So our pipeline actually and our prospects from a revenue standpoint look very good. Does that answer it, Greg?

Greg:    Yes, that does.  And the last question was on DMS.  Can you talk a little bit more about how it looks? Can you really accelerate this part of your business as you roll it out into the Cluster customer base?

Mel: Well you know we've been very successful with the DMS. Principally the effort was led by Mike Connolly and a few other guys to build out this capability, and it's been way more successful actually then we had even anticipated. And what it showed us was that with our strategy and value management people, essentially creating demand that clients were very happy to have us come in behind and build out the solutions for them. And the reason for that was it reduces their risk, it reduces time frames, and so we got a great reception here in the United States. As we began discussions with Cluster, it became apparent to them and to us that the success we've had in the states could be replicated in Europe and Latin America. As you know, we haven't really tapped the potential

DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

in the United States. We're still operating at one person in strategy and value management to a half a person in DMS, and we should be one to two or one to three. So we're underpenetrated in the States. But you know it's zero in Europe and Latin America. So we see that as an enormous opportunity to continue to grow the company very profitability and more importantly, is to serve our clients well. And that's part of what Cluster saw in Diamond.

Greg:    Thanks.

Operator: We have Tiffany Mangus from Diamond Technology Partners on line with a question. Please state your question. (pause) Please go ahead, ma'am. (pause) We have Michael Kern from Sun Trust Equitable on line with a question. Please state your question.

Bill:    Hi Mel, it's Bill Becklean.

Mel:    Hey, Bill!  How you doing?

Bill:    Good.  Nice announcement.  Hey, just go back and cover one thing for
me. I thought I heard you say that the run rate of Cluster was $100 million and they had 370 consultants. How do we get over $400 per consultant starting from that point?

Karl:    Bill, this is Karl.  There are two things.  First, on a weighted average basis, Diamond is over $400,000.  The other thing that is happening as
Cluster grows....Cluster is over $300,000 on a combined basis we will
be....Diamond is over $400 on a weighted average basis it will be slightly less than $400 and in the growth plans for the next several years, Cluster will be growing more in Northern Europe where billing rates are actually higher. So the revenue

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

per head will be increasing in Europe over the next several years and in the U.S. we will continue to raise rates 1-1/4% every quarter for the foreseeable future.

Bill:    Oh, I'm sorry.  I was on mute.  In other words, you're going to do this through a revenue build rather than a head count reduction.

Mel:    Oh, absolutely. Let me tell you. That would be absolutely....there is no reduction for us. I mean that would be crazy. We're in a super hot market. Europe is even hotter than the States, and there's no overlap in these companies save for London where there are two small operations that will merge. No, in fact, we'll continue to recruit furiously as we've been doing. No, absolutely not.

Bill:    OK, thanks.  Nice deal.

Mel:    Thanks.

Operator:    We have Mark D'Annolfo from Deutsche Bank Alex Brown on line with a question.  Please state your question.

Mark:    Hi.  My congratulations as well on what looks like a real good fit.
Just a couple questions.  One, could you give us a feel for maybe the timetable of the integration.  That's probably best directed at Adam, in terms of....when do you think you'll think be principally done in terms of combining your systems and doing all the things you've talked about.

Adam:    Mark, yeah, this is Adam speaking.  First off, this is not a trivial undertaking and we understand that. This is about growth, it's about people, it's about clients and in terms of a timeframe, we need to do this from a practical standpoint. This will need to take place over several quarters. We're probably looking at 4-6 quarters to do this the right way. This is something that's going to

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

be done for the long haul. This is not a sort of a quick approach. We've put the teams in place to focus on the core elements of the business: demand side; supply side; in terms of the people; our intellectual capital; and all the important aspects that make this a great place to work, a great place to serve clients and a place that delivers the leading industry results.

Mark:    Ok, great.  Also, just as a follow-up.  The turnover for Cluster?
Could you give us a feel for that?

Karl:    Mark, this is Karl. The turnover most recently was about a combined
17%.

Mark:    For the combined entities?

Karl:    No, no, for voluntary and involuntary.

Mark:    Oh, I'm sorry.  OK.

Karl:    Cluster's voluntary and involuntary turnover was 17%.

Mark:    OK.

Karl:    But we expect that to decline as we look ahead.  As they join Diamond.
But there is a risk when you do a transaction like this that turnover may increase slightly. So in the event that happens, we don't want anybody to be modestly surprised. But our expectation long-term is that for the combined entity, combined voluntary and involuntary turnover, we'll be in the 12-15% range.

Mark:    Ok, great.  And last question is I guess currently, Diamond propers is what about head count probably at two-third's strategy, one-third at DMS?

Karl:    Yes.

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

Mark:    How long would you expect it to be before the combined company gets back to this current mix.

Karl:    Well, the combined company today instead of being one strategy and value management person to a .5 DMS, it's going to be 1 to 3. It will be a couple of quarters, because remember, we are going to continue to grow the strategy and value management front-end 40-plus percent here in the U.S. and overseas. So it will take some time for it to catch up.

Mark:    Ok.  And do you think that's going to be primarily internal or might you do some acquisitions.

Karl:    Right now our plan is primarily internal.

Mark:    Great.  Thank you very much.

Mel:    Hey Mark.  Just get back to your question about how long is this integration going to take. You know, in my view, I think the way we'll look at this is we'll take checkpoints each quarter. I would expect us to have most of the mechanics done in six months and over the course of a year, this should become one firm.

Mark:    Great.  Thanks very much.

Operator:    We have Mike Sherrick from Morgan Stanley on line with a question.
Please state your question.

Mike:    Hey.  Good morning and congratulations to the entire team.  Two real questions. I think a lot has been asked, but I guess first, is how did you find Cluster?

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

Mel:    Michael, you know Adam has been looking at companies throughout the U.S.
and Europe here for several months and probably looked at over 100 companies and a good number of those were in Europe. And as you know, given our criteria, it's hard to find...as somebody said you know we kissed a lot of frogs. And this company actually came to our attention because Cluster....our London office lost the key recruit from the London Business School to another company. We're not used to losing recruits out of the great business schools and particularly when we fight for them. And so it was Andrew Robinson, who is are partner there, and he began to take a look at who had beaten us and then followed the thread until he found Cluster. And then as we began to look deeper, it was pretty clear that there was something very special there and different than anything we'd ever seen before. What was sort of interesting is they had been studying the market and had looked at us in public documents and they actually flew to the United States to meet us, which was sort of interesting. So it was the timing was unbelievable. But it was very clear to us that once we...it didn't take very long of course to figure out that Cluster is unique and there is not another property. Adam has looked at every property. It's very clear there is not another company like Cluster in Europe and we were really pleased that they had an interest in us and so this merger, I think, the interest came from both sides.

Mike:    Could you....

Mel:    Wait a minute Michael.  Hold on a minute.

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

Javier:    Sorry, Michael.  This is Javier.  Let me built on what just Mel said.
`Cause we were....we've been approached by many companies from the U.S. both public and private firms because we are probably a unique firm in Europe with a footprint we have and our deep expertise in wireless broadband and the kind of clients we have - all of them being premier firms in their countries. And we were to say it nicely, tired, about receiving all these approaches and not finding anything we liked behind the companies backing these calls and approaches. And then we took the initiative proactively to see if someone really could match ourselves. Because we thought to become a top, world-wide firm, we need a very strong presence in North America. And proactively, and analyzing the who is who in digital strategy the only firm we thought would really match with us was Diamond. And we went through this and that's the result.

Mike:    Terrific.  Thank you.  Congratulations again.

Operator:    We have Steven Lane from The Aberdeen Group on line with a question. Please state your question.

Steven:    Yes, good morning and repeating everyone else, congratulations on what sounds to be a great deal.  I have a couple of questions regarding....you talked about a time frame for integration and this question has more to do with what you think that integrated company is then going to look like and I refer back to the fact that you said you do have some shared clients. And does that mean that you were both working within the same types of engagements but providing different skill sets, or was it a matter of geographic split, so what did

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

those engagements look like and what is that as an indication of what types of engagements the new company will be performing?

Adam:    This is Adam speaking.  I think the answer to that question is that today the kinds of engagements that we're working on are those engagements that exploit Diamond's traditional Internet focus and Cluster's wireless broadband focus. Together, we bring a powerful set of capabilities, competency skills to our clients. In the future, there's no question that we will be importing Cluster's broadband wireless capabilities here to the States and there's no question that Cluster will be importing our traditional Internet skills to
Europe.  But I would not think of this as....it's not simply....it is a combination of geography, competency, and industry, where we see the synergies and opportunities for growth.

Steven:    But for then as this transition takes place though, you see the differences if you will, kind of outweighing the similarities in terms of the engagements that the two teams will be actually involved in? Based more on the traditional lines of where you've been than rather than where you're going, I guess is the question.

Adam:    Let me try again.  I'm not sure I fully understand your question.  But, what I would say is that the skills and the current engagement design and the anticipated engagement designs are highly complementary and similar. I would not characterize them as dissimilar.

Mel:    Yeah, I think the issue here is that U.S. clients are now are using the
Internet and wireless technology, broadband, to transform their whole businesses. They don't want to deal with companies that are geographic...they

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

don't want to deal with boutiques.  They want global firms that can....and our clients are large companies just like Diamond's clients have always been large companies. Cluster's clients have always been large companies. Very little dot com exposure on either side frankly, if any. And so the U.S. companies want to be able to treat it globally and this gives Diamond the opportunity to do it. For Cluster, it gives them the opportunity to come into the States with their capabilities in a more meaningful way then they've been able to do first. And secondly, it gives them the ability to work across industries in ways it accelerates their cross industry work. So in terms of approach to the work, I think our approach is very similar, but in terms of clients that we can work with, I think this is a big, competitive move for us in clients' eyes. And we think that we are going to be unique here. We think when you take a look at DiamondCluster's skills, footprint, and value proposition, it's game over.
There isn't anybody else that's going to be able to do that.

Steven:    OK.  Thanks a lot.

Mel:    OK.

Operator: We have Joe Garner from Emerald Research on line with a question. Please state your question.

Joe:    Good morning.  Karl, what are we looking at in terms of total good will from this acquisition?  What type of amortization period?

Carl:    Well, the total value of the consideration - cash, stock and options
- is based on Friday's stock prices on $930 million. It's our intent to amortize

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

that over five year from closing of the deal.  So it should be....you know we're talking roughly $175-$180 million a year.

Joe:    OK.  Couple questions on the operating metric side.  What is the average project size for Cluster and duration of projects?

Karl:    Their projects are about the same size and duration as ours.  In the
June quarter, they did work for 32 clients. Average revenue per client about $625,000 versus average revenue for Diamond in that quarter of about $780,000.

Mel:    You know one thing that is interesting here Joe, if I can cut in.

Joe:    Sure.

Mel:    Is that Cluster's clients, because of the nature of the clients and the nature of the work tend to have much longer...much better revenue visibility because they lock in for longer periods. So actually....DiamondCluster's revenue visibility in total should actually be better than Diamond has been. Not that it has been bad, it's been very good for us. But it actually should improve because Cluster's clients and the kind of work tends to extend over longer periods of time.

Joe:    OK.  And is there any significant customer concentration of Cluster revenue base?

Karl:    No, their largest client was 20% of revenue. In the most recent quarter top five was 54%. On a combined basis, our top five clients combined will be less than 25% of revenue and our largest client....roughly our largest client
Goldman Sachs, and their largest client Ericcson, roughly the same size would be about 6% of revenue. So we are almost to our target. The largest client 5% of revenue. Top five, less than 25% with this transaction.

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

Javier:    This is Javier.  Let me add to this that there is not a single country which dominates the position, so we are really spread out across Europe having significant clients and revenues from almost every single country.

Mel:    You know, it's important to understand that this firm, while founded by
Spaniards, is actually a Pan-European firm that's actually located...it's actually headquartered in the Netherlands.

Joe:    Ok.  And one final question.  If you could talk a little bit about the compensation structure for the consultants on the Cluster side and compare that how it is with Diamond and will you be changing that at all going forward.

Mel: You know the compensation for the two companies is roughly the same. I think currently when you combine cash base and cash bonus, they're very equivalent. I think on the Cluster side, it's a little bit more heavily weighted towards a cash bonus. But on a combined basis, it's similar. So over the next several years or next six to eight quarters, we'll be transitioning kind of a single compensation structure.

Karl: Yeah, the differences here are amazingly small. We were very careful on that. There are really no major differences in compensation.

Joe:    Great.  Thank you very much.

Mel:  Thanks, Joe.

Operator: We have Eric Ross from DLJ on line with a question. Please state your question.

Eric:    Hey, good morning.  Congratulations to both the Diamond side and the
Cluster side.  It sounds like you've found some complimentary partners here.

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

Most of the questions I think that are important have been probably answered, but if I could ask one of Javier. Javier, what is the sales force like at Cluster, and can you talk a little bit about the competitive environment in Europe.

Javier:    At Cluster, the sales force mostly is composed by the 26 partners that they do both things. In one side they get assignments from clients, existing clients and new clients while they deliver the work on the ongoing projects. So we don't have a sales force per se. Our sales people are the partners that plan the projects and that engage the relationships.

Eric:    In the competitive environment?

Javier:    When we talk telecom, wireless broadband and digital strategies, I think they're pretty unique in this space. We do compete with large established private firms. None of the European public firms has yet any significant presence that is known unto us in terms of being a strong competitor in Europe. So we feel very strong in the market and we believe that the combination of assets that differentiate our approach to clients is what makes the difference. We implement the strategy and we help to deliver the solutions they need. So there's a complete solution, a complete package to them that we can provide in the market.

Mel:    You know Eric, that's why this is another point here that makes this so good is that culturally our partners sell the work too as opposed to a sales force. And we do have a few business development partners, but basically it's the partners that do the selling and billing and I think on the competitive front, Javier and his people have competed against the big, private strategy firms

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

which you know is where Diamond is competed to, so we have common...a lot of commonality there.

Eric:    Let me follow up on that Mel.  Last quarter you talked about Diamond's efforts in Europe and how there was a lot of business that you couldn't move forward on because you didn't have the resources, but the companies were willing to defer until you got the resources because they wanted to work with Diamond. It sounds like this really opens up a tremendous opportunity for you to move forward.  Is that work still there or ....we've seen some work drop off and sale cycles lengthen in the U.S. In Europe, is that the case or is this work still available?

Adam:    Eric, this is Adam speaking.  In terms of the demand, we're still seeing super strong demand in Europe, and that work is there for us to take. What should not be confused here is that Cluster is not...you know Cluster is operating at good utilization. Very comparable to Diamond. So it's not simply about shifting work to Cluster. What we do have, however, is a terrific platform in terms of the combination, Diamond/Cluster, to grow our business in terms of great people. So that work is there for the taking and we expect to be able to capitalize on that with this transaction.

Mel: Let me make two points here Eric and just add to that. One is Cluster is not going to provide any excess capacity for Diamond. I mean they are flat out too. So that's not the kind of deal it was. Secondly, is in the United States, I understand that a lot of people are talking about lengthening sales cycle and all these problems are not their fault. They're industry problems. We're not seeing

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

those problems. Now, maybe it's because we're in a different space because when you look at our metrics versus the other guys, our revenue per employees is way higher, $200,000 higher than the rest of these folks mostly, or at least $100,000 higher. Our DSO's are way, way lower. Our margins...and I mean real margins, not gross margin. I mean operating margins are way higher. So maybe we are in a different space. But we're not seeing it. In fact our business still seems to be getter stronger. So we don't buy into that industry stuff, at least not in the space we're in.

Eric:    Understood.  Just on the work with some of those clients that had deferred and were waiting for Diamond to gain resources, I understand that
Cluster ....you guys aren't merging with them to get extra resources to follow that work. They've got their own clients and they're at full capacity also. But were any of the clients that you were pitching in Europe, clients that may be Cluster was pitching already working with as well and so maybe some of those are opportunities to expand?

Mel: You know the world is a big place and we're very little. So we don't seem to be pecking away at the same clients. There's a lot of clients in Europe you know. And so there doesn't seem to be a big overlap yet. But we'll be working together so obviously there will be. But we don't see that. That just isn't what we see. We got to realize that Cluster is being traditionally very focused on telecom and we have, while we have some focus on that, that's not at least in Europe we haven't really done any telecom work, so it's natural that we wouldn't cross. On

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

the other hand, it's very complementary, because we can help move Cluster move into a non-telecom and vice versa. So we're not seeing that.

Eric:    Ok.  Congratulations again.

Mel:  Thanks, Eric.  See you later.

Operator: We have Phil Mulqueen from CL King on line with a question. Please state your question.

Phil:    Yes, hi.  Can you just give a breakdown as far as the industry mix for
Cluster's revenues.

Karl:    Phil, this is Karl.  The majority of the revenue is in the telecom industry.  Over 90%.  In fact, they've got .....the remainder is in consumer and industrial products and services and financial services.

Mel: Although they were shifting. And they expect to shift without this. This just accelerates that shift.

Phil:    OK.  The only other question that I have is have you received any customer reactions to the combination at this point?

Adam:    Phil, this is Adam.  At this point, we have ...we've just announced the deal, so there has not been much discussion with our clients, but what we would expect is that our clients, at least Diamond's clients as well as Cluster's clients would be thrilled with this deal. It's good for them on a global basis, it's good for them in terms of skills and the fact remains that we have already worked together and that's been received very well from those clients.

Mel: Adam and I tried out a little bit a couple of calls we were on meeting with CEO's, we tried out some...asking the CEO's about what they thought the impact

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DIAMOND TECHNOLOGY PARTNERS                                              9/14/00

of wireless was in their business and so on, and the reaction...we did this little test before we actually did the deal, and the reaction was overwhelming. It was very positive. So I think we're going to get very strong reaction here, Phil. Positive reaction. I can't believe there would be anything negative here. We've done this principally because it's being client driven. That's why we've done it. So I would be surprised if the response was anything but very positive.

Phil:    OK.  Thanks very much.

Mel:  OK.

Operator: We have Anthony Chiasson from SAC Capital Management on line with a question. Please state your question. (pause) Please go ahead sir. (pause) If we have any additional questions, please press the "1" on your touchtone phone. (pause) Once again, if we have any additional questions, please press the "1" on your touchtone phone. (pause) Mr. Bergstein, we have no further questions at this time.

Mel:    Well thank you for joining us this morning.  We appreciate your time.
We are very excited about this opportunity and to build a premier company in this sector. Thanks again. We'll see you soon.

Operator: Ladies and gentlemen, this concludes today's teleconference. You may all disconnect.

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